

March 13, 2025

Lawrence F. Metz
President
Ranger Bermuda Topco Ltd
48 Par-La-Ville Road, Suite 1141
Hamilton HM 11, Bermuda

  Re: Ranger Bermuda Topco Ltd
    Registration Statement on Form S-4
    Filed March 10, 2025
    File No. 333-285664

Dear Lawrence F. Metz:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya Aldave at 202-551-3601 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance

cc: Christian Kurtz, Esq.